

January 21, 2016

Jane E. Trust
Chief Executive Officer
Legg Mason Funds Trust
620 Eighth Avenue
New York, NY 10018

      **Re:**    **Legg Mason Funds Trust**
               **Registration Statement on Form N-1A**
               **Filed December 22, 2015**
               **File Nos. 333-208682; 811-23107**

Dear Ms. Trust:

On December 22, 2015, you filed a registration statement on Form N-1A on behalf of the Legg Mason Funds Trust (the "Trust"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note your Class O shares will be issued in connection with LMP Real Estate Income Fund Inc.'s merger with and into the Clearbridge Real Estate Opportunities Fund (the "Fund"). On October 30, 2015 you filed a Form N-14 for a special meeting of LMP Real Estate Income Fund investors to approve the transaction. You also received staff comments on that filing. Please tell us where and how your filing has considered those comments, to the extent applicable.

2. We note your intention to invest in a variety of derivatives and to include the market value of derivatives that provide exposure to real estate entities in determining compliance with your names rule policy. Please note that the Commission and the staff have made a number of public observations about derivatives and related disclosures, including in a letter from Barry D. Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the

observations set forth in that letter and revise your disclosure relating to your use of derivatives as appropriate.  Also, please tell us in your response how you will determine whether a derivative provides exposure to a real estate entity.

Investment Objective, page 2

3.  Here and on page 12 you state the Fund's primary investment objective is total return.  If the Fund has other investment objectives, please ensure they are discussed in an appropriate location.

Fees and expenses of the fund, page 2

4.  Please confirm that the fee waiver and expense reimbursement agreement is only reflected in your expense example for the initial contractual term.

Principal investment strategies, page 3

5.  On page three you provide a names rule policy which states that, under normal market conditions, you "will invest at least 80% of the fund's total assets in securities issued by real estate entities, including, but not limited to real estate investment trusts ("REITs"), or real estate-related companies, including, but not limited to non-REIT property ownership companies, property developers, [and] companies with property ownership as a key capital investment …"  You also indicate that collateralized debt obligations vehicles ("CDOs") and collateralized loan obligations vehicles ("CLOs") will count towards satisfying your 80% policy.  Please revise the first two paragraphs in this section consistent with the following observations:

    • Language such as "including, but not limited to" should be removed as it suggests your disclosure is incomplete and does not fully apprise investors of the types of investments that will count toward your 80% test;
    • It is unclear how you will determine which companies have "property ownership as a key capital investment," if you intend "key" to mean having "at least 50% of their assets (by book value or estimated market value invested in such real estate)" please clarify; and,
    • It is our understanding that CDOs and other asset-backed securities can be structured with a variety of underlying assets and cash flow streams, such as auto-loans, student-loans, and consumer-loans.  CLOs typically invest in senior secured loans of corporate issuers from a variety of industries.  As a result, it is unclear how these investments would be related to real estate.  Please explain or revise your disclosure appropriately.

    If you do not revise your disclosure consistent with our observations, please explain why in your response letter.

6.  We note your statement that real-estate related companies "generally" derive at least 50% of their revenues from … Please remove generally from this sentence.

7. On page seven you indicate the Fund may enter into derivatives transactions, including options, swaps, swaptions, forwards and futures for investment and hedging purposes. Please confirm that these are all part of your principal strategy.

Principal risks, page 4

8. Item 4(b)(1) of Form N-1A requires you to summarize the principal risks of investing in the Fund based on the information given in response to Item 9(c) of the Form. Currently your Item 4 disclosure substantially repeats the disclosure provided in Item 9 instead of summarizing it. Please revise your disclosure to be more concise and to avoid unnecessary duplication.

9. Your principal investment strategy indicates you may invest up to 100% of your assets in securities of non-U.S. issuers in developed markets and 20% in emerging markets. Please add appropriate risk disclosure.

More on the fund's investment strategies, investments and risks, page 12

More on the risks of investing in the fund, page 15

10. On page 41 of your N-14 you estimate that LMP Real Estate Income Fund "will experience high portfolio turnover as a result of repositioning of the portfolio, with the bulk of the turnover occurring after the Merger." You also state the Fund "might be required to sell portfolio securities in order to meet potential redemptions …" If the Fund anticipates high portfolio turnover, or significant redemptions as a result of the fact that LMP Real Estate Income Fund was a closed-end fund, tell us where and how you have addressed the potential risks to investors. Also, please confirm that the portfolio at the time of closing will comply with the 15% limit on investments in illiquid securities.

11. On page six you include risk disclosure addressing illiquidity and "the ability to promptly sell one or more properties in a portfolio …" Later, on page eight you include a second discussion related to liquidity risk. It appears that the first discussion concerns risks that your portfolio investments face from their business while the second discussion concerns your portfolio risk. Please revise your disclosure to make these distinctions clearer.

Performance, page 10

12. Please revise your section heading to clarify that this is not the Fund's performance. In addition, please relocate this disclosure unless you are able to confirm it is required by Items 2 through 8 of Form N-1A.

13. Please confirm to us that you have the records necessary to support any performance calculation as required by rule 204-2(a)(16) under the Investment Advisers Act.

More on the fund's investment strategies, investments and risks, page 12

14. Please clarify the extent to which you will invest in CLOs and other vehicles relying on 3(c)(1) or 3(c)(7) under the Investment Company Act.

15. We note the discussion of Master Limited Partnerships on page 14. Please clarify whether these will count toward your 80% policy and, if so, explain why you believe these businesses are tied to the real estate industry.

Other Investments, page 15

16. On page 15 you disclose that the Fund may use other strategies and invest in other securities that are described in the Statement of Additional Information. Please clarify that these other strategies and investments are non-principal.

Selection process, page 15

17. On page 15 you reference "fundamental research and analysis" and "bottom-up stock selection process with top-down thematic overlay …" in describing how your portfolio manager will decide which securities to purchase. Currently your disclosure describes various types of investments you may invest in, but provides only minimal guidance on how your advisor will actually construct the portfolio as a whole. In addition, you do not explain in clear and understandable language how the manager makes decisions to buy and sell portfolio securities. Please revise to provide enhanced disclosure about the portfolio construction and securities selection processes. See Item 9(b) of Form N-1A.

More on risks of investing in the fund, page 15

18. On page 23 you state that "there are other factors that could adversely affect your investment …[m]ore information about risks appears in the SAI [and] [b]efore investing you should carefully consider the risks that you will assume." This language suggests the prospectus is incomplete. Please revise this language to avoid this implication and confirm to us that the risk disclosure is complete in all material respects.

Comparing the fund's classes, page 27

19. In your table comparing Fund classes, you present Class O first. Elsewhere in your document, including the fee table, you present Class O last. Please consider presenting class specific disclosures in the same order throughout your prospectus.

Financial Highlights, page 44

20. We note you do not present any financial highlights on page 44 because the Fund has not commenced operations.  On page ten you present LMP Real Estate Income Fund's prior performance information as if it were the accounting survivor.  Please reconcile the inconsistency.

Statement of Additional Information

21. Several item requirements in Form N-1A request quantitative disclosures.  For example, Item 21(a) requests disclosure of the aggregate amount of any brokerage commissions paid by the Fund during its three most recent fiscal years.  Assuming LMP Real Estate Income Fund is the accounting survivor, it also appears that you are attempting to "open-end" that fund.  Please tell us what consideration you gave to providing the quantitative disclosures requested in Part B of Form N-1A based on LMP Real Estate Income Fund's operations.

Investment Practices and Risk Factors, page 2

22. On page 18, under Derivatives, you state that "[i]n addition to the instruments and strategies discussed in this section, the sub adviser may discover additional opportunities in connection with Financial Instruments and other similar or related techniques … [and your] discussion is not intended to limit the fund's investment flexibility, unless such a limitation is expressly stated, and therefore will be construed by the fund as broadly as possible."  Item 9(b)(1) of Form N-1A requires you to describe the particular type or types of investments in which the Fund principally invests or will invest.  Item 16(b) requests similar disclosure for non-principal investments.  Please include a statement that you will not make material investments in instruments not disclosed in your prospectus or Statement of Additional Information, absent prior disclosure to investors.

Investment Policies, page 36

23. In your concentration-related policy you state that, except as permitted by exemptive or other relief or permission from the SEC, "the fund may not make any investment if, as a result, the fund's investments will be concentrated in any one industry."  On page four under Principal risks you reference the Fund's policies of "concentration in the securities of companies in the real estate industry …" While the Investment Company Act of 1940 does not prohibit concentration, it does prohibit freedom of action to concentrate or not concentrate.   Please explain how your concentration policy is consistent with the investment strategies contemplated by your prospectus or revise your policies as appropriate.

24. Please revise your concentration policy to refer to any "industry or group of industries" as requested by Item 16(c)(1)(iv) of Form N-1A.  Also, please clarify the purpose of the "[e]xcept as permitted …" clause.

25. We note paragraph five prohibits the Fund from purchasing or selling real estate, except as permitted. On page 38 you explain that your policy "will be interpreted not to prevent the fund from investing in real-estate related companies … instruments (like mortgages) that are secured by real estate …" Please clarify whether your policy will permit you to acquire or hold real estate upon the default of an instrument that was secured by real estate.

## Accounting Comments

26. Please confirm the accuracy of the 3-year, 5-year and 10-year expense example calculations for Class A. Staff's calculations result in different values using the numbers in the fee table (3-year = $940, Staff calculated $979, 5-year = $1,246, Staff calculated $1,283, 10-year = $2,112, Staff calculated $2,146).

27. Please represent to us that you will not offer or sell shares of the ClearBridge Real Estate Opportunities Fund using this prospectus until assets have transferred in from the LMP Real Estate Income Fund.

## Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions on accounting-related matters, please contact Ken Ellington at (202) 551-6909.  If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc:    Sarah E. Cogan
       Simpson Thacher & Bartlett LLP

       Rafael Vasquez
       Simpson Thacher & Bartlett LLP